FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE	EXHIBIT 11

(In thousands, except per share amounts)	For Nine Months Ended September 30,

	2006	2005
Net Income	$51,359	$37,283

Computation of average shares outstanding

Shares outstanding at beginning of year	42,657	42,177

Shares issued or repurchased during the year times average time outstanding during the year	2,245	251

Average basic shares outstanding	44,902	42,428

Dilutive shares	444	235

Average diluted shares outstanding	45,346	42,663

Basic earnings per share	$1.14	$0.88

Diluted earnings per share	$1.13	$0.87